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August 19, 2022

VIA EDGAR

Ms. Alyssa Wall

Mr. Dietrich King
Ms. Nasreen Mohammed

Mr. Joel Parker

Division of Corporation Finance

Office of Trade and Services

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Pinduoduo Inc.
Form 20-F for the Fiscal Year Ended December 31, 2021
Filed on April 25, 2022 (File No. 001-38591)

Dear Ms. Wall, Mr. King, Ms. Mohammed and Mr. Parker,

On behalf of our client, Pinduoduo Inc. (the “Company”), we set forth below the Company’s responses to the comments contained in the letter dated July 15, 2022 from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) regarding the Company’s annual report on Form 20-F for the fiscal year ended December 31, 2021 filed with the Commission on April 25, 2022 (the “2021 Form 20-F”). The Staff’s comments are repeated below in bold and are followed by the Company’s responses thereto. All capitalized terms used but not defined in this letter shall have the meaning ascribed to such terms in the 2021 Form 20-F.

Form 20-F for the Fiscal Year Ended December 31, 2021

Introduction, page 1

1.	Please clearly disclose how you will refer to the holding company, subsidiaries, and VIEs when providing the disclosure throughout the document so that it is clear to investors which entity the disclosure is referencing and which subsidiaries or entities are conducting the business operations. Please do not use terms such as “we” or “our” when describing activities or functions of a VIE (i.e. “our VIE”). For example, disclose, if true, that your subsidiaries and/or the VIE conduct operations in China, that the VIE is consolidated for accounting purposes but is not an entity in which you own equity, and that the holding company does not conduct operations. Please disclose clearly the entity (including the domicile) in which public investors hold equity interests. Finally, in the defined terms on page 1, please revise your definition of “China” and the “PRC” to include Hong Kong and Macau.

In response to the Staff’s comment, the Company respectfully proposes to revise the defined terms used in its future Form 20-F filings per the blacklining shown below (with deletions shown in strikethrough and additions in underline). The Company also undertakes to refrain from using terms such as “we” or “our” when describing activities or functions of a VIE, and will revise its disclosures accordingly in its future Form 20-F filings.

“INTRODUCTION

Unless otherwise indicated or the context otherwise requires, references in this annual report to:

[…]

•               “Pinduoduo,” “we,” “us,” “our company,” “the Company,” and “our” are to Pinduoduo Inc., our Cayman Islands holding company, its direct and indirect subsidiaries, and, in the context of describing our operations and consolidated financial information, the VIE (as defined below) ~~our consolidated affiliated entities in China, including Hangzhou Aimi Network Technology Co., Ltd., or Hangzhou Aimi, which we refer to as our variable interest entity or VIE in this annual report, and its subsidiaries, including but not limited to Shanghai Xunmeng Information Technology Co., Ltd., or Shanghai Xunmeng~~;

[…]

•               “VIE” is to Hangzhou Aimi Network Technology Co., Ltd., or Hangzhou Aimi, a PRC entity in which we do not have equity interests but whose financial results are consolidated into our consolidated financial statements in accordance with U.S. GAAP;”

Additionally, in response to the Staff’s comment, the Company respectfully proposes to revise the relevant disclosure in Item 3 of its future Form 20-F filings per the blacklining shown below (with deletions shown in strikethrough and additions in underline), subject to such updates and adjustments to be made in connection with any material developments of the subject matter being disclosed:

“Our Holding Company Structure and Contractual Arrangements with ~~Our~~ the VIE

[…]

Holders of our ADSs hold equity interests in Pinduoduo Inc., ~~is~~  a Cayman Islands holding company~~. It~~ that does not ~~operate~~ conduct operations directly in China~~,~~. ~~nor does it have any equity ownership in our VIE or our VIE’s subsidiaries. We~~ Instead, we conduct our operations in China through (i) our PRC subsidiaries, (ii) ~~our~~ the VIE ~~with which we have maintained contractual arrangements~~, and (iii) the subsidiaries of ~~our~~ the VIE. We do not have any equity ownership in the VIE or its subsidiaries. We only maintain contractual arrangements with the VIE which allows us to consolidate the financial results of the VIE and its subsidiaries into our consolidated financial statements in accordance with U.S. GAAP. Holders of our ADSs therefore do not have direct or indirect equity interests in the VIE and its subsidiaries.”

Finally, the Staff’s comment to revise the definition of “China” and the “PRC” to include Hong Kong and Macau is duly noted. The Company respectfully advises the Staff that the terms “China” and “PRC” are intentionally defined, solely for purposes of the Company’s annual reports on Form 20-F and its other disclosure documents, to exclude Hong Kong and Macau, as the Company’s operating metrics and disclosure about China-specific laws and regulations are not intended to include Hong Kong and Macau. Such definitions are based on established disclosure conventions that have been adopted by most China-based foreign private issuers. While both Hong Kong and Macau are parts of China, the legal systems, tax regulations and foreign exchange policies of these special administrative regions are significantly different from those of mainland China under the principle of “one country, two systems.” Mingling the disclosures of these two special administrative regions with those of mainland China would prove to be unduly burdensome. Thus, the Company respectfully submits that it is prudent to keep the referenced definition as-is in order to ensure the accuracy, consistency and concision of its disclosures.

Part I
Item 3. Key Information, page 3

2.	We note your disclosure that the Cayman Islands holding company controls and receives the economic benefits of the VIE’s business operations through contractual agreements between the VIE and your Wholly Foreign-Owned Enterprise (WFOE) and that those agreements are designed to provide your WFOE with the power, rights, and obligations equivalent in all material respects to those it would possess as the principal equity holder of the VIE. We also note your disclosure that the Cayman Islands holding company is the primary beneficiary of the VIE. However, neither the investors in the holding company nor the holding company itself have an equity ownership in, direct foreign investment in, or control of, through such ownership or investment, the VIE. Accordingly, please refrain from implying that the contractual agreements are equivalent to equity ownership in the business of the VIE. Any references to control or benefits that accrue to you because of the VIE should be limited to a clear description of the conditions you have satisfied for consolidation of the VIE under U.S. GAAP. Additionally, your disclosure should clarify that you are the primary beneficiary of the VIE for accounting purposes. Please also disclose, if true, that the VIE agreements have not been tested in a court of law.

The Staff’s comment is duly noted. The Company undertakes to thoroughly review and revise the disclosure in its future Form 20-F filings to refrain from implying that the contractual agreements are equivalent to equity ownership in the business of the VIE, limit references to control or benefits that accrue to the Company because of the VIE to a clear description of the conditions have been satisfied for consolidation of the VIE under U.S. GAAP, and clarify that the Company is the primary beneficiary of the VIE for accounting purposes. Additionally, the Company respectfully advises the Staff to refer to the Company’s responses to comments #3 and #10 below, wherein the Company has proposed revised disclosure stating that the legality and enforceability of its contractual arrangements, as a whole, have not been tested in any PRC court.

3.	We note your disclosure that you are not a Chinese operating company but a Cayman Islands holding company with operations conducted by your subsidiaries and through contractual arrangements with a variable interest entity (VIE) based in China. Please disclose that this structure involves unique risks to investors. If true, disclose that these contracts have not been tested in court. Explain whether the VIE structure is used to provide investors with exposure to foreign investment in China-based companies where Chinese law prohibits direct foreign investment in the operating companies, and disclose that investors may never hold equity interests in the Chinese operating company. Your disclosure should acknowledge that Chinese regulatory authorities could disallow this structure, which would likely result in a material change in your operations and/or a material change in the value of your securities, including that it could cause the value of such securities to significantly decline or become worthless. Provide a cross-reference to your detailed discussion of risks facing the company and the offering as a result of this structure.

In response to the Staff’s comment, the Company respectfully proposes to revise the relevant disclosure in Item 3 of its future Form 20-F filings per the blacklining shown below (with deletions shown in strikethrough and additions in underline), subject to such updates and adjustments to be made in connection with any material developments of the subject matter being disclosed:

“Our Holding Company Structure and Contractual Arrangements with ~~Our~~ the VIE

[…]

Holders of our ADSs hold equity interests in Pinduoduo Inc., ~~is~~  a Cayman Islands holding company~~. It~~ that does not ~~operate~~ conduct operations directly in China~~,~~. ~~nor does it have any equity ownership in our VIE or our VIE’s subsidiaries. We~~ Instead, we conduct our operations in China through (i) our PRC subsidiaries, (ii) ~~our~~ the VIE ~~with which we have maintained contractual arrangements~~, and (iii) the subsidiaries of ~~our~~ the VIE. We do not have any equity ownership in the VIE or its subsidiaries. We only maintain contractual arrangements with the VIE which allows us to consolidate the financial results of the VIE and its subsidiaries into our consolidated financial statements in accordance with U.S. GAAP. Holders of our ADSs therefore do not have direct or indirect equity interests in the VIE and its subsidiaries.

The VIE structure allows foreign investors to have exposure to China-based operating companies that are subject to restrictions on direct foreign investment under Chinese law. In particular, PRC laws and regulations restrict and impose conditions on foreign investment in value-added telecommunications services business, such as internet content-related services and online data processing and transaction processing services. Accordingly, we operate these businesses in China through ~~our~~ the VIE and its subsidiaries, and rely on contractual arrangements among Hangzhou Weimi (one of our PRC subsidiaries), ~~our~~ the VIE and its shareholders to ~~control~~ direct the business operations of ~~our~~ the VIE and its subsidiaries. ~~Revenues contributed by our VIE and its subsidiaries accounted for 58.5%, 65.1% and 59.3% of our total revenues for 2019, 2020 and 2021, respectively. Our~~ The VIE was established in April 2015 and holds the value-added telecommunication business operation license, or the VATS License, covering online data processing and transaction processing business (operating e-commerce) and internet content-related services. Shanghai Xunmeng was established in January 2014 and holds the VATS License covering (i) online data processing and transaction processing business (operating e-commerce), (ii) internet content-related services, (iii) domestic call center business, and (iv) information services.

~~Holders of our ADSs hold equity interest in Pinduoduo Inc., our Cayman Islands holding company, and do not have direct or indirect equity interest in our VIE and its subsidiaries. A~~ The VIE structure consists of a series of contractual arrangements, including a shareholders’ voting rights proxy agreement, equity pledge agreement, spousal consent letter, exclusive consulting and services agreement and exclusive option agreement, that have been entered into by and among Hangzhou Weimi, ~~our~~ the VIE, ~~our~~ the VIE’s shareholders and, as applicable, their spouses. As a result of the contractual arrangements, we ~~have effective control over~~ are able to direct the activities of and derive economic benefits from the VIE. We ~~and~~ are considered the primary beneficiary of ~~our~~ the VIE and its subsidiaries for accounting purposes, and we have consolidated their financial results in our consolidated financial statements. Revenues contributed by the VIE and its subsidiaries accounted for 58.5%, 65.1% and 59.3% of our total revenues for 2019, 2020 and 2021, respectively. For more details of these contractual arrangements, see “Item 4. Information on the Company—C. Organizational Structure—Contractual Arrangements with ~~Our~~ the VIE and Its Shareholders.”

However, the use of these contractual arrangements involves unique risks to investors. The contractual arrangements ~~may not be as effective as~~ do not, and may never, provide holders of our ADSs with direct or indirect equity ownership in ~~providing us with control over our~~ the VIE and its subsidiaries. Although the contractual arrangements enable us to direct the activities of and derive economic benefits from the VIE, any control that we have over, as well as any economic benefits that we may derive from, the VIE depends on the enforceability of the contractual arrangements that we have entered into with the VIE and its shareholders. Although our PRC legal counsel has advised us that these contractual arrangements are legal, valid, binding and enforceable in accordance with their terms and applicable PRC laws and regulations, they have also advised us that there are uncertainties under PRC laws and regulations regarding the enforceability of the whole or any part of our contractual arrangements with the VIE. As of the date of this annual report, the legality and enforceability of these contractual arrangements, as a whole, have not been tested in any PRC court. There is no guarantee that these contractual arrangements, as a whole, would be enforceable if they were tested in a PRC court, and we may incur substantial costs to enforce the terms of the arrangements. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure—We rely on contractual arrangements with ~~our~~ the VIE and its shareholders for a large portion of our business operations, which may not be as effective as direct ownership in providing operational control” and “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure—The shareholders of ~~our~~ the VIE may have potential conflicts of interest with us, which may materially and adversely affect our business and financial condition.”

~~There are also~~ In addition to the uncertainties under PRC laws and regulations regarding the enforceability of the whole or any part of our contractual arrangements with ~~our~~ the VIE~~.~~, the PRC authorities may also disallow the use of VIE structures. If the whole or any part of our contractual arrangements with ~~our~~ the VIE is found to be unenforceable, or if the PRC authorities disallow the use of VIE structures, we may not be able to consolidate, derive economic interests from, or ~~exert effective control over our~~ direct the activities of the VIE and its subsidiaries, which could result in a material adverse change in the financial performance of our company and cause ~~the value of~~ our ADSs to decline in value or become worthless. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure—If the PRC government ~~finds~~ determines that the contractual arrangements that establish part of the VIE structure ~~for operating some of our operations in China~~ do not comply with PRC regulations relating to the relevant industries, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations, and our ADSs may decline in value or become worthless.””

The Company also respectfully advises the Staff to refer to the Company’s response to comment #10, wherein the Company has proposed revised risk factor disclosure about VIE structures for use in its future Form 20-F filings.

4.	We note your disclosure about the legal and operational risks associated with being based in or having the majority of the company’s operations in China. Please revise your disclosure to make clear whether these risks could result in a material change the value of the securities or could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. Your disclosure should address how recent statements and regulatory actions by China’s government, such as those related to the use of variable interest entities and data security or anti-monopoly concerns, have or may impact the company’s ability to conduct its business, accept foreign investments, or list on a U.S. or other foreign exchange. Finally, please disclose that your auditor is subject to the determinations announced by the PCAOB on December 16, 2021 and how the Holding Foreign Companies Accountable Act and related regulations will affect your company.

In response to the Staff’s comment, the Company respectfully proposes to revise the relevant disclosure in Item 3 of its future Form 20-F filings per the blacklining shown below (with deletions shown in strikethrough and additions in underline), subject to such updates and adjustments to be made in connection with any material developments of the subject matter being disclosed:

“Our Operations are subject to PRC Laws and Regulations

Our business operations are primarily conducted in China, and our operations are subject to PRC laws and regulations. The laws and regulations governing the internet industry in China are relatively new and quickly evolving, hence bringing uncertainties to their interpretation and enforcement. For example, we are subject to regulatory approvals and permit requirements, oversight on cybersecurity and data privacy, and anti-monopoly and anti-unfair competition laws, with respect to which the applicable laws and regulations have evolved substantially in recent years. For more information see “Item 4. Information on the Company—B. Business Overview—Regulation” in this annual report.

As of the date of this annual report, our PRC subsidiaries, ~~our~~ the VIE and its subsidiaries have obtained the requisite licenses and permits from the PRC government authorities that are material for our business operations in China, including, among others, VATS Licenses. New laws and regulations may be adopted from time to time, which may require us to obtain additional licenses and permits for our operations and services. If we offer new functions and services on our platform in the future, we may be required to obtain additional licenses, permits, filings or approvals for such functions or services. If we fail to obtain such additional licenses, permits, filings or approvals, our business and results of operations, as well as the value of our ADSs, may be materially and adversely affected. For more detailed information, see “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—Any lack of additional requisite approvals, licenses or permits or failure to comply with any requirements of PRC laws, regulations and policies may materially and adversely affect our daily operations and hinder our growth.”

The PRC governmental authorities have recently promulgated PRC laws and regulations relating to cybersecurity review and overseas listings. Pursuant to the M&A Rules effective as of the date of this annual report, an offshore special purpose vehicle that (i) was formed for listing purposes through the acquisition of PRC domestic companies and (ii) is controlled by PRC persons or entities must obtain the approval of the China Securities Regulatory Commission, or the CSRC, before it can list its securities on an overseas stock exchange. Based on the advice of our PRC legal counsel, we are of the view that ~~Under PRC laws and regulations effective as of the date of this annual report,~~ none of us, our PRC subsidiaries, ~~our~~ the VIE or its subsidiaries ~~(i)~~ is required to obtain any permission ~~from the China Securities Regulatory Commission, or~~ the CSRC, for our previous offshore offerings because (a) our PRC subsidiaries were incorporated as wholly foreign-owned enterprises through direct investment, rather than by the acquisition, through merger or otherwise, of the equity interests or assets of a PRC domestic company owned by PRC entities or individuals that are the Company’s beneficial owners, and (b) the Company does not constitute a “special purpose vehicle”, to whom the relevant provisions of the M&A Rules would apply~~. ,~~

The Data Security Law, the Regulations on the Protection of Critical Information Infrastructure, and the Cybersecurity Review Measures promulgated by PRC authorities (collectively, the “Cybersecurity Laws”) impose cybersecurity review obligations on critical information infrastructure operators and network platform operators. Critical information infrastructure operators, as determined and notified by the applicable governing authorities, are required to undergo cybersecurity reviews if they procure network products and services which could affect the security of their information infrastructure, network or data. As of the date of this annual report, we have not received any notice that we are a critical information infrastructure operator from any government authority. Nor have we received any request from the CAC to undergo a cybersecurity review pursuant to the Cybersecurity Laws. ~~or (ii) is required to go through a cybersecurity review conducted by the Cyberspace Administration of China, or the CAC, or (iii)~~ Moreover, none of us, our PRC subsidiaries, the VIE or its subsidiaries has received any notice from any PRC authority requiring us to obtain any permissions, in each case in connection with our previous issuance of securities to foreign investors.

However, in connection with any future overseas capital markets activities, we may need to obtain permission from the CSRC, undergo a cybersecurity review conducted by the CAC, or meet other regulatory requirements that may be adopted in the future by PRC authorities. To the extent such requirements are or become applicable, we cannot assure you that we would be able to comply with them. Any failure to obtain or delay in obtaining such permission, clearing such review process or meeting such requirements would subject us to restrictions and penalties imposed by the CSRC, the CAC or other PRC regulatory authorities, which could include fines and penalties on our operations in China, delays of or restrictions on the repatriation of the proceeds from our offshore offerings into China, restrictions on our ability to remain listed on a U.S. exchange, or other actions that could materially and adversely affect our business, financial condition, results of operations, and prospects, as well as significantly limit or completely hinder or to offer or continue to offer our securities to investors and cause the value of such securities to significantly decline or be worthless ~~the trading price of our ADSs~~. For more detailed information, see “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—Our business generates and processes a large amount of data, and we are required to comply with PRC and other applicable laws relating to privacy and cybersecurity. The improper use or disclosure of data could have a material and adverse effect on our business and prospects” and “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—The approval of or filing with the CSRC or other PRC government authorities may be required in connection with our future offshore offerings under PRC laws, and, if required, we cannot predict whether or for how long we will be able to obtain such approval or complete such filing.”

In February 2021, the Anti-monopoly Committee of the State Council published the Anti-monopoly Guidelines for the Platform Economy Sector, aiming at enhancing anti-monopoly administration of businesses that operate under the platform model and the overall platform economy. According to these guidelines, business practices such as deploying big data analytics to set discriminatory terms for merchandise price or other transaction terms, coercive exclusivity arrangements with transaction counterparties, blocking of competitor interface through technological means and unlawful collection of user data without consent, are prohibited. The heightened regulatory scrutiny of business operators under the Anti-monopoly Law may increase our compliance costs and subject us to heightened risks and challenges that may materially and adversely affect our business, results of operations and financial results. For more detailed information, see “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry— We may be subject to claims under consumer protection laws, including health and safety claims and product liability claims, if property or people are harmed by the products and services sold on our platform. Meanwhile, we are subject to existing and new laws and regulations imposing various requirements on our business operations.”

In response to the Staff’s comment requesting the Company to disclose that the Company’s auditor is subject to the determinations announced by the PCAOB on December 16, 2021, as well as how the Holding Foreign Companies Accountable Act and related regulations will affect the Company, the Company respectfully advises the Staff that the requested disclosures were included under “Item 3. Key Information—The Holding Foreign Companies Accountable Act”. Notwithstanding the foregoing, the Company also respectfully advises the Staff to refer to the Company’s response to comment #6 below, wherein the Company has proposed revisions to the HFCA Act-related disclosure for its future Form 20-F filings.

5.	We note your disclosure that under PRC laws and regulations effective as of the date of the annual report, none of you, your PRC subsidiaries, the VIE or its subsidiaries, is required to go through a review by the CAC or obtain other permissions from other governmental agencies. Please discuss how you came to that conclusion, why that is the case, and the basis on which you made that determination.

In response to the Staff’s comment, the Company respectfully proposes to revise the relevant disclosure in Item 3 of its future Form 20-F filings per the blacklining shown below (with deletions shown in strikethrough and additions in underline), subject to such updates and adjustments to be made in connection with any material developments of the subject matter being disclosed:

“Our Operations are subject to PRC Laws and Regulations

[…]

The PRC governmental authorities have recently promulgated PRC laws and regulations relating to cybersecurity review and overseas listings. Pursuant to the M&A Rules effective as of the date of this annual report, an offshore special purpose vehicle that (i) was formed for listing purposes through the acquisition of PRC domestic companies and (ii) is controlled by PRC persons or entities must obtain the approval of the China Securities Regulatory Commission, or the CSRC, before it can list its securities on an overseas stock exchange. Based on the advice of our PRC legal counsel, we are of the view that ~~Under PRC laws and regulations effective as of the date of this annual report,~~ none of us, our PRC subsidiaries, ~~our~~ the VIE or its subsidiaries ~~(i)~~ is required to obtain any permission from the China Securities Regulatory Commission, or the CSRC, for our previous offshore offerings because (a) our PRC subsidiaries were incorporated as wholly foreign-owned enterprises through direct investment, rather than by the acquisition, through merger or otherwise, of the equity interests or assets of a PRC domestic company owned by PRC entities or individuals that are the Company’s beneficial owners, and (b) the Company does not constitute a “special purpose vehicle”, to whom the relevant provisions of the M&A Rules would apply~~,~~.

The Data Security Law, the Regulations on the Protection of Critical Information Infrastructure, and the Cybersecurity Review Measures promulgated by PRC authorities (collectively, the “Cybersecurity Laws”) impose cybersecurity review obligations on critical information infrastructure operators and network platform operators. Critical information infrastructure operators, as determined and notified by the applicable governing authorities, are required to undergo cybersecurity reviews if they procure network products and services which could affect the security of their information infrastructure, network or data. As of the date of this annual report, we have not received any notice that we are a critical information infrastructure operator from any government authority. Nor have we received any request from the CAC to undergo a cybersecurity review pursuant to the Cybersecurity Laws. ~~or (ii) is required to go through a cybersecurity review conducted by the Cyberspace Administration of China, or the CAC, or (iii)~~ Moreover, none of us, our PRC subsidiaries, the VIE or its subsidiaries has received any notice from any PRC authority requiring us to obtain any permissions, in each case in connection with our previous issuance of securities to foreign investors.

However, in connection with any future overseas capital markets activities, we may need to obtain permission from the CSRC, undergo a cybersecurity review conducted by the CAC, or meet other regulatory requirements that may be adopted in the future by PRC authorities. To the extent such requirements are or become applicable, we cannot assure you that we would be able to comply with them. Any failure to obtain or delay in obtaining such permission, clearing such review process or meeting such requirements would subject us to restrictions and penalties imposed by the CSRC, the CAC or other PRC regulatory authorities, which could include fines and penalties on our operations in China, delays of or restrictions on the repatriation of the proceeds from our offshore offerings into China, restrictions on our ability to remain listed on a U.S. exchange, or other actions that could materially and adversely affect our business, financial condition, results of operations, and prospects, as well as significantly limit or completely hinder or to offer or continue to offer our securities to investors and cause the value of such securities to significantly decline or be worthless ~~the trading price of our ADSs~~. For more detailed information, see “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—Our business generates and processes a large amount of data, and we are required to comply with PRC and other applicable laws relating to privacy and cybersecurity. The improper use or disclosure of data could have a material and adverse effect on our business and prospects” and “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—The approval of or filing with the CSRC or other PRC government authorities may be required in connection with our future offshore offerings under PRC laws, and, if required, we cannot predict whether or for how long we will be able to obtain such approval or complete such filing.””

6.	We note your disclosure regarding the Holding Foreign Companies Accountable Act (“HFCAA”). Please revise to also discuss the Accelerating HFCAA.

In response to the Staff’s comment, the Company respectfully proposes to revise the relevant disclosure in Item 3 of its future Form 20-F filings, subject to such updates and adjustments to be made in connection with any material developments of the subject matter being disclosed:

“The Holding Foreign Companies Accountable Act

The Holding Foreign Companies Accountable Act, or the HFCA Act, was enacted on December 18, 2020. The HFCA Act states if the SEC determines that we have filed audit reports issued by a registered public accounting firm that has not been subject to inspection by the Public Company Accounting Oversight Board (United States), or the PCAOB, for three consecutive years beginning in 2021, the SEC shall prohibit our shares or ADSs from being traded on a national securities exchange. Since our auditor is located in China, a jurisdiction where the PCAOB has been unable to conduct inspections without the approval of the Chinese authorities, our auditor is not currently inspected by the PCAOB, which may impact our ability to remain listed on a United States or other foreign exchange. Subsequently, on June 22, 2021, the U.S. Senate passed a bill which would reduce the number of consecutive non-inspection years required for triggering the prohibitions under the HFCA Act from three years to two. On February 4, 2022, the U.S. House of Representatives passed a bill which contained, among other things, an identical provision. If this provision is enacted into law and the number of consecutive non-inspection years required for triggering the prohibitions under the HFCA Act is reduced from three years to two, then our shares and ADSs could be prohibited from trading in the United States in 2023. The related risks and uncertainties could cause the value of our ADSs to significantly decline. For more details, see “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—The PCAOB is currently unable to inspect our auditor in relation to their audit work performed for our financial statements” and “—Our ADSs will be prohibited from trading in the United States under the HFCA Act in 2024 if the PCAOB is unable to inspect or fully investigate auditors located in China, or in 2023 if proposed changes to the law are enacted. The delisting of our ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment.””

The Company also respectfully proposes to revise the relevant risk factor under Item 3.D. in its future Form 20-F filings by including the underlined disclosure shown below, subject to such updates and adjustments to be made in connection with any material developments of the subject matter being disclosed:

“Our ADSs will be prohibited from trading in the United States under the HFCA Act in 2024 if the PCAOB is unable to inspect or fully investigate auditors located in China, or in 2023 if proposed changes to the law are enacted. The delisting of our ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment.

The HFCA Act was signed into law on December 18, 2020. The HFCA Act states if the SEC determines that we have filed audit reports issued by a registered public accounting firm that has not been subject to inspection by the PCAOB for three consecutive years beginning in 2021, the SEC shall prohibit our shares or ADSs from being traded on a national securities exchange or in the over-the-counter trading market in the United States. On December 16, 2021, the PCAOB issued a report to notify the SEC of its determination that the PCAOB is unable to inspect or investigate completely registered public accounting firms headquartered in mainland China and Hong Kong. The PCAOB identified our auditor as one of the registered public accounting firms that the PCAOB is unable to inspect or investigate completely. In May 2022, in connection with its implementation of the HFCA Act, the SEC conclusively named our company as a “Commission-Identified Issuer” following the filing of our annual report on Form 20-F with the SEC on April 25, 2022.

Whether the PCAOB will be able to conduct inspections of our auditor before the issuance of our financial statements on Form 20-F for the year ending December 31, 2023 which is due by April 30, 2024, or at all, is subject to substantial uncertainty and depends on a number of factors out of our, or our auditor’s control. If our shares and ADSs are prohibited from trading in the United States, there is no certainty that we will be able to list on a non-U.S. exchange or that a market for our shares will develop outside the United States. Such a prohibition would substantially impair your ability to sell or purchase our ADSs when you wish to do so, and the risk and uncertainty associated with delisting would have a negative impact on the price of our ADSs. Also, such a prohibition would significantly affect our ability to raise capital on terms acceptable to us, or at all, which would have a material adverse impact on our business, financial condition, and prospects.

On June 22, 2021, the U.S. Senate passed a bill which would reduce the number of consecutive non-inspection years required for triggering the prohibitions under the HFCA Act from three years to two. On February 4, 2022, the U.S. House of Representatives passed a bill which contained, among other things, an identical provision. If this provision is enacted into law and the number of consecutive non-inspection years required for triggering the prohibitions under the HFCA Act is reduced from three years to two, then our shares and ADSs could be prohibited from trading in the United States as early as 2023.”

7.	Please amend your disclosure here and in the summary risk factors and risk factors sections to state that, to the extent cash in the business is in the PRC or a PRC entity, the funds may not be available to fund operations or for other use outside of the PRC due to interventions in or the imposition of restrictions and limitations on the ability of you, your subsidiaries, or the consolidated VIEs by the PRC government to transfer cash. Please provide cross-references to these other discussions.

In response to the Staff’s comment, the Company respectfully proposes to revise its summary risk factors and the disclosures under “Item 3. Key Information—Cash and Asset Flows through Our Organization” in its future Form 20-F filings per the blacklining shown below (with deletions shown in strikethrough and additions in underline), subject to such updates and adjustments to be made in connection with any material developments of the subject matter being disclosed:

“Summary of Risk Factors

[…]

Risks Related to Doing Business in China

We are also subject to risks and uncertainties relating to doing business in China in general, including, but not limited to, the following:

•	Changes in China’s economic, political or social conditions or government policies could have a material adverse effect on our business and operations.

•	The laws and regulations governing the internet industry in China are relatively new and quickly evolving, hence bringing risks and uncertainties to their interpretation and enforcement. If we fail to meet or comply with requirements under the applicable laws and regulations, it could result in a material change in our operations and the value of our ADSs. For more details, see “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Uncertainties with respect to the PRC legal system and changes in laws and regulations in China could adversely affect us.” and “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—We may be adversely affected by the complexity, uncertainties and changes in PRC regulation of internet-related businesses and companies, and any lack of requisite approvals, licenses or permits applicable to our business may have a material adverse effect on our business and results of operations.”

•	The PRC government’s authority in regulating our operations, our overseas offerings of securities and foreign investment in us could limit our ability or prevent us from conducting future offerings of securities to investors, which may cause the value of our ADSs to significantly decline. For more details, see “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—The PRC government’s significant oversight and discretion over our business operations could result in a material change in our operations and the value of our ADSs.”

•	Cash transfers from our PRC subsidiaries to entities outside of China are subject to PRC government controls on currency conversion. Shortages in the availability of foreign currency may temporarily delay the ability of our PRC subsidiaries and the VIE to remit sufficient foreign currency to pay dividends or other payments to us, or otherwise satisfy their foreign currency denominated obligations. For more details, see “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—We may rely on dividends and other distributions on equity paid by our PRC subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our PRC subsidiaries to make payments to us could have a material and adverse effect on our ability to conduct our business.” and “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Governmental control of currency conversion may limit our ability to utilize our revenues effectively and affect the value of your investment.”

•	Our ADSs will be prohibited from trading in the United States under the HFCA Act in 2024 if the PCAOB is unable to inspect or fully investigate auditors located in China, or in 2023 if proposed changes to the law are enacted. The PCAOB is currently unable to inspect our auditor in relation to their audit work performed for our financial statements. The delisting of our ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment. For more details, see “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—The PCAOB is currently unable to inspect our auditor in relation to their audit work performed for our financial statements.” and “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Our ADSs will be prohibited from trading in the United States under the HFCA Act in 2024 if the PCAOB is unable to inspect or fully investigate auditors located in China, or in 2023 if proposed changes to the law are enacted. The delisting of our ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment.”

[…]

Cash and Asset Flows through Our Organization

Pinduoduo Inc. is a holding company with no operations of its own. We conduct our operations in China primarily through our subsidiaries, ~~our~~ the VIE and its subsidiaries. As a result, although other means are available for us to obtain financing at the holding company level, Pinduoduo Inc.’s ability to pay dividends to the shareholders and to service any debt it may incur may depend upon dividends paid by our PRC subsidiaries and license and service fees paid by ~~our~~ the VIE. If any of our subsidiaries incurs debt on its own behalf in the future, the instruments governing such debt may restrict its ability to pay dividends to Pinduoduo Inc. In addition, our PRC subsidiaries are permitted to pay dividends to Pinduoduo Inc. only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. Further, our PRC subsidiaries, ~~our~~ the VIE and its subsidiaries are required to make appropriations to certain statutory reserve funds or may make appropriations to certain discretionary funds, which are not distributable as cash dividends except in the event of a solvent liquidation of the companies. For more details, see “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Holding Company Structure.”

Under PRC laws and regulations, our PRC subsidiaries, ~~our~~ the VIE and its subsidiaries are subject to certain restrictions with respect to paying dividends or otherwise transferring any of their net assets to us. Remittance of dividends by a wholly foreign-owned enterprise out of China is also subject to examination by the banks designated by the State Administration of Foreign Exchange, or SAFE. The amounts restricted include the paid-up capital and the statutory reserve funds of our PRC subsidiaries and the net assets of ~~our~~ the VIE in which we have no legal ownership, totaling RMB8,344.8 million, RMB10,789.1 million and RMB23,306.4 million (US$3,657.3 million) as of December 31, 2019, 2020 and 2021, respectively. Furthermore, cash transfers from our PRC subsidiaries and the VIE to entities outside of China are subject to PRC government controls on currency conversion. Shortages in the availability of foreign currency may temporarily delay the ability of our PRC subsidiaries and the VIE to remit sufficient foreign currency to pay dividends or other payments to us, or otherwise satisfy their foreign currency denominated obligations. In view of the foregoing, to the extent cash in our business is held in China or by a PRC entity, such cash may not be available to fund operations or for other use outside of the PRC. For risks relating to the fund flows of our operations in China, see “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—We may rely on dividends and other distributions on equity paid by our PRC subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our PRC subsidiaries to make payments to us could have a material and adverse effect on our ability to conduct our business.” and “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Governmental control of currency conversion may limit our ability to utilize our revenues effectively and affect the value of your investment.””

In addition to the foregoing changes, the Company respectfully proposes to revise its risk factors under Item 3.D. in its future Form 20-F filings per the blacklining shown below (with deletions shown in strikethrough and additions in underline), subject to such updates and adjustments to be made in connection with any material developments of the subject matter being disclosed:

“Governmental control of currency conversion may limit our ability to utilize our revenues effectively and affect the value of your investment.

The PRC government imposes controls on the convertibility of the Renminbi into foreign currencies and, in certain cases, the remittance of currency out of China. We receive substantially all of our revenues in Renminbi. Under our current corporate structure, our Cayman Islands holding company primarily relies on dividend payments from our PRC subsidiaries to fund any cash and financing requirements we may have. Under existing PRC foreign exchange regulations, payments of current account items, including profit distributions, interest payments and trade and service-related foreign exchange transactions, can be made in foreign currencies without prior approval of SAFE by complying with certain procedural requirements. Specifically, under the existing exchange restrictions, without prior approval of SAFE, cash generated from the operations of our PRC subsidiaries in China may be used to pay dividends to our company. However, approval from or registration with appropriate government authorities is required where Renminbi is to be converted into foreign currency and remitted out of China to pay capital expenses such as the repayment of loans denominated in foreign currencies. As a result, we need to obtain SAFE approval to use cash generated from the operations of our PRC subsidiaries and ~~our~~ the VIE to pay off their respective debt in a currency other than Renminbi owed to entities outside China, or to make other capital expenditure payments outside China in a currency other than Renminbi.

In light of the flood of capital outflows from China, the PRC government may from time to time impose more restrictive foreign exchange policies and step up scrutiny of major outbound capital movement. More restrictions and substantial vetting process may be required by SAFE or other government authorities to regulate cross-border transactions falling under the capital account. The PRC government may at its discretion restrict access to foreign currencies for current account transactions in the future. If the foreign exchange control system prevents us from obtaining sufficient foreign currencies to satisfy our foreign currency demands, we may not be able to utilize cash held in China or generated by a PRC entity to fund our operations outside of China or pay dividends in foreign currencies to our shareholders, including holders of our ADSs.”

8.	We note your summary risk factors and disclosure of risks related to doing business in China. Please revise to include cross-references to the relevant individual detailed risk factors in that section.

In response to the Staff’s comment, the Company undertakes to include in its summary risk factors cross-references to the relevant individual detailed risk factors under Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China in its future Form 20-F filings. Additionally, the Company respectfully advises the Staff to refer to the Company’s response to comment #7 above, wherein the Company has set forth proposed revisions to the summary risk factors, which revisions include the addition of the requested cross-references.

Financial Information Related to Our VIE, page 9

9.	Please revise your schedules to disaggregate the WFOEs that are the primary beneficiary of the VIEs. In addition, please revise your income information to present major line items, such as costs of revenues and share of results from subsidiaries, the VIE and subsidiaries of the VIE, and subtotals.

In response to the Staff’s comment requesting a disaggregation of the WFOEs that are the primary beneficiary of the VIE, the Company respectfully submits that Pinduoduo Inc. is the primary beneficiary of the VIE under U.S. GAAP. The “primary beneficiary” of a variable interest entity under U.S. GAAP is defined in ASC810-10-25-38 as the entity which has (1) power over such variable interest entity, and (2) either the obligation to absorb losses of, or the right to receive benefits from, such variable interest entity. Based on this definition and for the reasons disclosed on page F-13 of the 2021 Form 20-F, it was concluded that Pinduoduo Inc. is the primary beneficiary of the VIE under U.S. GAAP.

To add additional clarity about the primary beneficiary of the VIE, and in response to the Staff’s comment requesting revisions to the income information such that major line items are presented, the Company respectfully proposes to revise the VIE financial schedules in its future Form 20-F filings per the blacklining shown below (with deletions shown in strikethrough and additions in underline), subject to such updates and adjustments to be made in connection with any material developments of the subject matter being disclosed:

“Financial Information Related to ~~Our~~ the VIE

The following table presents the condensed consolidating schedule of financial position for ~~our~~ (i) Pinduoduo Inc., (ii) its direct and indirect subsidiaries (“Subsidiaries”), and (iii) the VIE and its subsidiaries ~~and other entities~~ as of the dates presented.

Selected Condensed Consolidated Statements of Income Information

	For the Year Ended December 31, 2021
	Pinduoduo Inc. (Primary beneficiary of the VIE)	Subsidiaries	VIE and Its Subsidiaries	Eliminations	Consolidated Total
	(RMB in thousands)
Revenues	—	52,756,114	77,877,339	(36,683,514)	93,949,939
Total costs and operating expenses	(649,171)	(60,110,448)	(62,977,072)	36,683,514	(87,053,177)
Share of profit from subsidiaries, the VIE and subsidiaries of the VIE	9,579,738	—	—	(9,579,738)	—
Net income/ (loss)	7,768,670	(5,589,442)	15,169,180	(9,579,738)	7,768,670

	For the Year Ended December 31, 2020
	Pinduoduo Inc. (Primary beneficiary of the VIE)	Subsidiaries	VIE and Its Subsidiaries	Eliminations	Consolidated Total

	(RMB in thousands)
Revenues	—	22,716,003	51,351,861	(14,575,999)	59,491,865
Total costs and operating expenses	(667,210)	(32,662,433)	(50,118,546)	14,575,999	(68,872,190)
Share of loss from subsidiaries, the VIE and subsidiaries of the VIE	(5,996,484)	—	—	5,996,484	—
Net (loss)/ income	(7,179,742)	(8,549,149)	2,552,665	5,996,484	(7,179,742)

	For the Year Ended December 31, 2019
	Pinduoduo Inc. (Primary beneficiary of the VIE)	Subsidiaries	VIE and Its Subsidiaries	Eliminations	Consolidated Total

	(RMB in thousands)
Revenues	—	13,785,660	19,875,332	(3,519,106)	30,141,886
Total costs and operating expenses	(670,724)	(17,218,790)	(24,309,403)	3,518,820	(38,680,097)
Share of loss from subsidiaries, the VIE and subsidiaries of the VIE	(6,470,882)	—	—	6,470,882	—
Net loss	(6,967,603)	(2,852,852)	(3,611,656)	6,464,508	(6,967,603)

D. Risk Factors, page 13

10.	Revise your risk factors to acknowledge that if the PRC government determines that the contractual arrangements constituting part of the VIE structure do not comply with PRC regulations, or if these regulations change or are interpreted differently in the future, the securities you are registering may decline in value or become worthless if the determinations, changes, or interpretations result in your inability to assert contractual control over the assets of your PRC subsidiaries or the VIEs that conduct all or substantially all of your operations.

In response to the Staff’s comment, the Company respectfully proposes to revise the relevant risk factors in its future Form 20-F filings per the blacklining shown below (with deletions shown in strikethrough and additions in underline), subject to such updates and adjustments to be made in connection with any material developments of the subject matter being disclosed

“Risks Related to Our Corporate Structure

If the PRC government ~~finds~~ determines that the contractual arrangements that establish part of the VIE structure ~~for operating some of our operations in China~~ do not comply with PRC regulations relating to the relevant industries, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations, and our ADSs may decline in value or become worthless.

Foreign ownership of certain parts of our businesses including value-added telecommunications services (“VATS”) is subject to restrictions under current PRC laws and regulations. For example, foreign investors are not allowed to own more than 50% of the equity interests in a value-added telecommunications service provider (except for e-commerce, domestic multi-party communications, storage and forwarding classes, and call centers).

Pinduoduo Inc. is a Cayman Islands holding company and our PRC subsidiaries, namely our WFOEs, are considered foreign-invested enterprises. Accordingly, our WFOEs are not eligible to provide value-added telecommunications services. As a result, we conduct our operations in China through (i) our PRC subsidiaries, (ii) ~~our~~ the VIE, in which Pinduoduo Inc. does not have any equity interest but with which we ~~have maintained~~ maintain contractual arrangements, and (iii) the subsidiaries of ~~our~~ the VIE. In particular, we currently conduct our e-commerce business activities through Shanghai Xunmeng, a subsidiary of ~~our~~ the VIE, which holds the VATS License for (i) online data processing and transaction processing business (operating e-commerce), (ii) internet content-related services, (iii) domestic call center business, and (iv) information services. Shanghai Xunmeng is wholly owned by ~~our~~ the VIE, namely Hangzhou Aimi, which has obtained a VATS License covering online data processing and transaction processing business (operating e-commerce) and internet content-related services. We, through Hangzhou Weimi, entered into a series of contractual arrangements, including a shareholders’ voting rights proxy agreement, equity pledge agreement, spousal consent letter, exclusive consulting and services agreement and exclusive option agreement, with Hangzhou Aimi, its shareholders and, as applicable, their spouses, which enable us to (i) ~~exercise effective control over~~ direct the activities of ~~our~~ the VIE, (ii) receive substantially all of the economic benefits of ~~our~~ the VIE and its subsidiaries, and (iii) have an exclusive option to purchase all or part of the equity interests and assets in ~~our~~ the VIE when and to the extent permitted by PRC law. As a result of these contractual arrangements, we have control over and are the primary beneficiary of ~~our~~ the VIE and its subsidiaries for accounting purposes and hence consolidate their financial results into our consolidated financial statements under U.S. GAAP. Our PRC subsidiaries contributed 40.7% of our revenues in 2021. ~~Our~~ The VIE and its subsidiaries contributed 59.3% of our revenues in 2021. See “Item 4. Information on the Company—C. Organizational Structure” for further details.

In the opinion of our PRC legal counsel, (i) the ~~ownership~~ structures of ~~our~~ the VIE in China and Hangzhou Weimi are not in violation of applicable PRC laws and regulations currently in effect; and (ii) the contractual arrangements between Hangzhou Weimi, ~~our~~ the VIE and its shareholders governed by PRC law are legal, valid, binding and enforceable in accordance with its terms and applicable PRC laws. However, as of the date of this annual report, the legality and enforceability of our contractual arrangements, as a whole, have not been tested in any PRC court, and we cannot guarantee you that the contractual arrangements, as a whole, would ultimately be legal or enforceable if they were to be tested in a PRC court.

~~However, our~~ Our PRC legal counsel has also advised us that there are substantial uncertainties regarding the interpretation and application of current and future PRC laws and regulations. Accordingly, the PRC regulatory authorities may take a view that is contrary to the opinion of our PRC legal counsel. It is uncertain whether any new PRC laws or regulations relating to variable interest entity structures will be adopted or if adopted, what they would provide. The PRC government has broad discretion in determining rectifiable or punitive measures for non-compliance with or violations of PRC laws and regulations. If we, ~~our~~ the VIE or its subsidiaries are found to be in violation of any existing or future PRC laws or regulations, or fail to obtain or maintain any of the required permits or approvals, the relevant PRC regulatory authorities would have broad discretion to take action in dealing with such violations or failures, including, but not limited to:

•	revoking the business license and/or operating license of such entities;

•	discontinuing or placing restrictions or onerous conditions on our operations, including by blocking ~~our~~ the VIE’s websites or apps;

•	imposing fines, confiscating the income from Hangzhou Weimi, ~~our~~ the VIE or its subsidiaries, or imposing other requirements with which we, ~~our~~ the VIE or its subsidiaries may not be able to comply;

•	requiring us to restructure our ownership structure or operations, including terminating the contractual arrangements with ~~our~~ the VIE and deregistering the equity pledges of ~~our~~ the VIE, which in turn would affect our ability to consolidate, derive economic interests from, or exert effective control over ~~our~~ the VIE and its subsidiaries; or

•	restricting or prohibiting our use of the proceeds of offshore financing to finance our business and operations in China.

The imposition of any of the penalties listed above would result in a material and adverse effect on our ability to conduct our business. We may not be able to repay the notes and other indebtedness~~, and our shares may decline in value or become worthless, if we are unable to assert our contractual control rights over our VIE and its subsidiaries~~.

In addition, if the PRC government authorities ~~were to find our legal structure and~~ determine that the contractual arrangements constituting part of the VIE structure to be in violation of PRC laws and regulations, or if these PRC laws and regulations change or are interpreted differently in the future, our ADSs may decline in value or become worthless if the determinations, changes, or interpretations result in our inability to assert contractual control over the assets of the VIE that conducts our operations in China. ~~it is unclear what impact the PRC government actions would have on us and on our ability to consolidate the financial results of our VIE and its subsidiaries in our consolidated financial statements.~~ In particular, ~~If~~ if the imposition of any of these government actions causes us to lose our right to direct the activities of ~~our~~ the VIE and its subsidiaries or our right to receive substantially all the economic benefits and residual returns from ~~our~~ the VIE and its subsidiaries and we are not able to restructure our ownership structure and operations in a satisfactory manner, we would no longer be able to consolidate the financial results of ~~our~~ the VIE and its subsidiaries in our consolidated financial statements. ~~Either of these results, or any other significant penalties that might be imposed on us in this event,~~ This would have a material adverse effect on our financial condition and results of operations and the value of our ADSs.”

11.	We note your disclosure regarding the Chinese government’s significant oversight and discretion over the conduct of your business. Given recent statements by the Chinese government indicating an intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers, acknowledge the risk that any such action could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.

In response to the Staff’s comment, the Company respectfully proposes to revise the referenced disclosure in its future Form 20-F filings per the blacklining shown below (with deletions shown in strikethrough and additions in underline), subject to such updates and adjustments to be made in connection with any material developments of the subject matter being disclosed:

The PRC government’s significant oversight and discretion over our business operations could result in a material change in our operations and the value of our ADSs.

We conduct our business primarily in China. Our operations in China are governed by PRC laws and regulations. The PRC government has significant oversight and discretion over the conduct of our business. The PRC government has released regulations and policies that have significantly impacted various industries in general and specific operators within such industries, and may in the future release new regulations or policies that could intervene in or influence our operations or the industry sectors in which we operate. The PRC government may also require us to obtain new permits or approvals to continue our operations. If we fail to comply with these regulations, policies or requirements, it could result in a material change in our operations or ~~the value of our ADSs~~ significantly limit or completely hinder our ability to offer or continue to offer our ADSs to investors and cause the value of our ADSs to significantly decline or become worthless. Therefore, investors of our company and our business face uncertainty from potential actions taken by regulators that may affect our business and the value of our ADSs.

12.	In light of recent events indicating greater oversight by the Cyberspace Administration of China (CAC) over data security, particularly for companies seeking to list on a foreign exchange, please revise your disclosure to explain how this oversight impacts your business and to what extent you believe that you are compliant with the regulations or policies that have been issued by the CAC to date.

In response to the Staff’s comment, the Company respectfully proposes to revise the referenced disclosure per the blacklining shown below (with deletions shown in strikethrough and additions in underline), subject to such updates and adjustments to be made in connection with any material developments of the subject matter being disclosed.

“Our business generates and processes a large amount of data, and we are required to comply with PRC and other applicable laws relating to privacy and cybersecurity. The improper use or disclosure of data could have a material and adverse effect on our business and prospects.

Our business generates and processes a large amount of data. We face risks inherent in handling and protecting them. In particular, we face a number of challenges relating to data from transactions and other activities on our platforms, including:

•	protecting the data in and hosted on our system, including against attacks on our system by outside parties or fraudulent behavior or improper use by our employees;

•	addressing concerns related to privacy and sharing, safety, security and other factors; and

•	complying with applicable laws and regulations relating to the collection, use, storage, transfer, disclosure and security of personal data, including any requests from regulatory and government authorities relating to these data.

The PRC regulatory and enforcement regime relating to data security and data protection is evolving and may be subject to different interpretations or substantive changes. Moreover, different PRC regulatory bodies, including the Standing Committee of the NPC, the Ministry of Industry and Information Technology, or the MIIT, the CAC, the Ministry of Public Security, or the MPS, and the SAMR, have enforced data privacy and protections laws and regulations with varying standards and applications. See “Item 4. Information on the Company—B. Business Overview—Regulation—Regulations Relating to Internet Information Security and Privacy Protection.” The following are examples of certain recent PRC regulatory activities in this area:

Cybersecurity and Data Security

•	PRC authorities have promulgated a number of laws and regulations relating to cybersecurity and data security in the past year. In June 2021, the Standing Committee of the NPC promulgated the Data Security Law, which took effect on September 1, 2021. In July 2021, the state council promulgated the Regulations on the Protection of Critical Information Infrastructure, which became effective on September 1, 2021. In December 2021, the CAC, together with other authorities, jointly promulgated the Cybersecurity Review Measures, which became effective on February 15, 2022. These laws and regulations impose cybersecurity review obligations on critical information infrastructure operators and network platform operators. Under the Regulations on the Protection of Critical Information Infrastructure, “critical information infrastructure” is defined as those network facilities or information systems that may endanger national security, people’s livelihoods and the public interest if such facilities or systems were to experience data breaches, damage, or system malfunctions. In particular, the network facilities or information systems used in certain critical industries or sectors (such as telecommunications, energy, transportation, finance, public services and national defense) are considered critical information infrastructure. Critical information infrastructure operators, as determined and notified by the applicable governing authorities, are required to undergo cybersecurity reviews if they procure network products and services which could affect the security of their information infrastructure, network or data. As of the date of this annual report, we have not received any notice that we are a critical information infrastructure operator ~~by~~ from any government authority. Under the Cybersecurity Review Measures, any network platform operator that holds personal data of more than one million users must apply for a cybersecurity review before it makes any public offering on a foreign stock exchange. As these laws and regulations are relatively new, certain concepts thereunder, including the exact scope of the term “critical information infrastructure operators” and “network platform operators,” remain subject to further clarification. Therefore, it is uncertain whether we would be deemed to be a critical information infrastructure operator or a network platform operator under PRC law and become subject to the relevant PRC cybersecurity laws and regulations, such as cybersecurity review obligations discussed above.

•	In addition to the currently effective laws and regulations described above, PRC authorities may adopt additional laws and regulations in the future that further heighten the regulation of data security. For example, in November 2021, the CAC released a consultation draft of the Regulations on Network Data Security Management, or the Draft Network Data Security Regulations, for public comment. These regulations create cybersecurity review obligations for data processors, which are broadly defined as individuals or organizations that have discretion in deciding the objectives and means of their data processing activities, such as data collection, storage, utilization, transmission, publication and deletion. In particular, pursuant to the Draft Network Data Security Regulations, a data processor must apply for cybersecurity review if, among others, it (i) seeks a public offering on a foreign stock exchange and processes the data of more than one million users, (ii) it seeks a Hong Kong listing that affects or may affect national security, or (iii) otherwise conducts data processing activities that affect or may affect national security. However, as of the date of this annual report, there have been no clarifications from the relevant authorities as to the standards for determining whether an activity is one that “affects or may affect national security.” In addition to the foregoing cybersecurity review obligations, the Draft Network Data Security Regulations also proposed to create a system of annual data security self-assessments, whereby data processors that (i) process “important data” or (ii) are listed overseas must conduct an annual data security assessment, and submit the annual assessment report to the applicable municipal cybersecurity department by the end of January in the following year. As of the date of this annual report, the Draft Network Data Security Regulations have only been released for public comment, and their respective provisions and anticipated adoption or effective date remain subject to change with substantial uncertainty. However, if such regulations were to be adopted in their current form, we would be subject to additional regulatory obligations with respect to data security, and may face challenges in addressing their requirements and amending our internal data processing policies and practices to ensure compliance therewith.

Personal Data and Privacy

•	The Anti-monopoly Guidelines for the Platform Economy Sector published by the Anti-monopoly Committee of the State Council, effective February 7, 2021, prohibit collection of user information through coercive means by online platforms operators.

•	In August 2021, the Standing Committee of the NPC promulgated the Personal Information Protection Law, which unified a number of hitherto separate rules with respect to personal information rights and privacy protection, and took effect on November 1, 2021. The Personal Information Protection Law strengthened the protection of personal information. As a general principle, the processing of personal data must be directly related to a specific and reasonable purpose and the related collection of personal information must be tailored to what is necessary to meet that purpose. The Personal Information Protection Law also created a number of specific requirements for the processing of personal data. For example, the law prohibits any person that processes personal data from engaging in price discrimination or otherwise applying unreasonable differential treatment to individuals based on automated analysis of collected personal information. To meet the latest regulatory requirements of the PRC authorities, we update our privacy policies from time to time and adopt technical measures to protect data and ensure that we systematically protect personal information rights. However, many of the specific requirements of the Personal Information Protection Law remain to be clarified by the CAC, other regulatory authorities, and courts in practice. We may be required to make further adjustments to our business practices to comply with personal information protection laws and regulations.

We believe, to the best of our knowledge, that our business operations are compliant with the currently effective PRC laws relating to cybersecurity, data security, and personal data and privacy laws in all material respects. We have taken and will continue to take reasonable measures to comply with such laws and regulations, including those set forth under “Item 4. Information on the Company—B. Business Overview—Data Security and Protection. ~~There~~ However, there are uncertainties with respect to how such PRC laws and regulations will be implemented and interpreted in practice. Many data-related laws and regulations are relatively new and certain concepts thereunder remain subject to interpretation by the regulators. We are subject to heightened scrutiny and required to adopt stricter measures to protect and manage certain categories of data, such as sensitive personal information as defined under Personal Information Protection Law. Some of the provisions under the Cybersecurity Review Measures and the Draft Network Data Security Regulations remain unclear on whether they are, or will be, applicable to companies that are already listed in the United States, such as us. However, if the Cybersecurity Review Measures and the enacted version of the Draft Network Data Security Regulations mandate that issuers like us must clear cybersecurity review or obtain other regulatory approvals for their previous issuances of securities in the United States or future offerings, it is unclear whether we would be able to complete such regulatory procedures in a timely fashion, or at all. Failure to do so may subject us to government actions, investigations, fines, penalties, suspension of our operations or removal of our apps from the relevant application stores, which could have a material and adverse effect on our business and results of operations. In sum, complying with PRC laws and regulations relating to data security and personal information protection may be costly and result in additional expenses to us, and any material failure to do so may subject us to negative publicity, ~~and~~ harm our reputation and business operations, significantly limit or completely hinder our ability to continue to offer securities to investors, or cause the value of such securities to significantly decline.

Management’s Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations, page 88

13.	Your discussion of online marketing services revenues identifies multiple factors for material changes in your revenues without quantifying the impact of each. For each period discussed, please quantify the change for each of the factors that you cite. In addition, you attribute the increase in transaction services revenue in 2021 to increases in GMV. The increase in transaction services revenue was 144% while the increase in GMV was 46% for the period. Please further explain the increase in transaction services revenue and quantify each factor cited. Refer to Item 303(b) of Regulation S-K.

In response to the Staff’s comment, the Company respectfully advises the Staff that the growth of its online marketing services was primarily attributable to the following factors, all of which are correlated with each other:

•	The Company’s branding campaigns help its brand and platform become more popular and recognizable, thereby attracting buyers and merchants to join the Company’s marketplace;

•	The increase in the number of active buyers in the relevant period attracted more merchants to the Company’s platform and increased the breadth of product offerings available thereon;

•	The Company’s brand recognition, coupled with the more diverse selection of products offered by the Company’s growing merchant base, attracted buyers to increase their spending and provided better business opportunities for merchants; and

•	These better business opportunities incentivized merchants to promote their merchandise using the Company’s online marketing services, which—together with the growth in the Company’s merchant base and the number of active buyers —resulted in an increase in the Company’s online marketing services revenues.

The high degree of correlation among the factors listed above make it impracticable for the Company to separate and quantify each factor’s impact on the growth of online marketing services revenues. Instead, all of these inter-correlated factors, taken together, contributed to the growth of online marketing services revenues, as has been disclosed the 2021 Form 20-F. To help investors understand the magnitude of the period-to-period changes in the factors that are quantifiable, the Company respectfully advises the Staff that it has disclosed the number of its active merchants (see pages 19, 58 59 and 83 of the 2021 Form 20-F), the number of its active buyers (see pages 13 and 58 of the 2021 Form 20-F), and the annual spending per active buyer (see page 83 of the 2021 Form 20-F).

The Company respectfully submits that it provides transaction-related services to its merchants in connection with sales transactions completed on the Pinduoduo platform, for which the Company receives service fees. Therefore, the Company’s transaction services revenue mainly depends on the value of the transactions on the Company’s platform, and this value is reflected in the GMV metric, which represents the total value of all orders for the products and services placed on the Company’s Pinduoduo mobile platform. In addition, the transaction service fees are charged based on transaction performance and volumes in different consumption scenarios and categories. The Company can typically negotiate higher transaction service fees from merchants as the value of their transactions grows and their sales performance improves in certain consumption scenarios or categories.

Consolidated Financial Statements
Notes to Consolidated Financial Statements
1. Organization, page F-12

14.	On page F-17, you state that there are no consolidated VIE’s assets that are pledged or collateralized for the VIE’s obligations and which can only be used to settle the VIE’s obligations, except for registered capital and the PRC statutory reserves. Please revise to quantify the registered capital and the PRC statutory reserves.

In response to the Staff’s comment, the Company respectfully proposes to revise the referenced disclosure on page F-17 per the blacklining shown below (with deletions shown in strikethrough and additions in underline amounts in thousands), subject to such updates and adjustments to be made in connection with any material developments of the subject matter being disclosed.

There are no consolidated VIE’s assets that are pledged or collateralized for the VIE’s obligations and which can only be used to settle the VIE’s obligations, except for registered capital and the PRC statutory reserves, which were RMB121,000 and RMB889, respectively, as of December 31, 2021. PRC laws and regulations restrict the VIE from transferring a portion of its net assets, equivalent to the balance of their statutory reserves and its share capital, to the Company in the form of loans and advances or cash dividends. Please refer to Note 20 for disclosure of the restricted net assets. As the VIE is incorporated as a limited liability company under the PRC Company Law, creditors of the VIE do not have recourse to the general credit of the Company for any of the liabilities of the VIE. There were no other pledges or collateralization of the VIE’s assets.

2. Summary of Significant Accounting Policies
(q) Research and development expenses, page F-23

15.	Please explain to us why 85% of your depreciation expense and 49% of your share-based compensation have been allocated to research and development expense and detail how such costs qualify as research and development activities. Refer to ASC 730.

The Company respectfully advises the Staff that substantially all of the depreciation expenses and share-based compensation classified as research and development (“R&D”) expenses are directly attributable to R&D activities. The competitive advantage of the Company depends on its research and development capabilities, and share-based compensation classified as R&D expenses are related to product development personnel working on designing, formulating and testing new products and features, and developing new data analysis tools to understand consumers behaviors. In light of the foregoing, the Company had 5,622 product development employees who are fully dedicated to product development as of December 31, 2021. These employees represented 58% of the 9,762 total employees that the Company had as of the same date. The Company allocates share-based compensation to expense items primarily by the functions of the employees. Accordingly, for the year ended December 31, 2021, 49% of the total share-based compensation was attributable to R&D expenses, and this allocation was in line with the composition of the Company’s employees.

With respect to the Company’s depreciation expenses, the Company respectfully submits that during 2021, it has been stepping up investments to strengthen its research and development capabilities, specifically, its in house cloud infrastructure. Prior to 2021, the Company’s capital expenditures and depreciation expenses had been relatively immaterial as it mainly relied on cloud and infrastructure services provided by external parties. As disclosed on page 95 and F-30 of Form 20-F for 2021, the Company’s capital expenditures only amounted to RMB27.4 million, RMB43.0 million in 2019 and 2020, respectively, and depreciation expenses amounted to RMB18.1 million and RMB28.0 million in 2019 and 2020, respectively. During 2021, the Company significantly increased its capital expenditures to RMB3,287.2 million, primarily for the procurement of servers and computing equipment that are dedicated to the development and launch of new product features, as well as the significant improvement of existing product features, such as building, training and improving models and algorithms to better understand and address evolving user demands through innovative methods. Therefore, these costs qualify as research and development activities described in ASC 730-10-55-1. As a result, depreciation expenses that are directly attributable to these servers and computer equipment as a percentage of total depreciation expenses in 2021 increased significantly to 85%.

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If you have any additional questions or comments regarding the 2021 Form 20-F, please contact the undersigned at +86 21 6193 8255 or yuting.wu@skadden.com.

Very truly yours,

/s/ Yuting Wu
Yuting Wu

cc:	Lei Chen, Chairman of the Board of Directors and Chief Executive Officer, Pinduoduo Inc. Jianchong Zhu, General Counsel, Pinduoduo Inc. Franky Liu, Partner, Ernst & Young Hua Ming LLP